

November 18, 2015

Mail Stop 4631

<u>Via Email</u>
Mr. Henk Derksen
Chief Financial Officer
Belden Inc.
1 North Brentwood Boulevard, 15th Floor
St Louis, Missouri 63105

> **Re: Belden Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 23, 2015**
> **Form 10-Q for Fiscal Quarter Ended September 27, 2015**
> **Filed November 3, 2015**
> **File No. 1-12561**

Dear Mr. Derksen:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction